UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________________

SCHEDULE 13D
______________________

Under the Securities Exchange Act of 1934

Titan Trading Analytics Inc. (Name of Issuer)

Common Shares, without par value (Title of Class of Securities)

887902104 (CUSIP Number)

Harold F.G. Elke Suite 751, 815 – 8th Avenue, S.W. Calgary, Alberta Canada T2P 3P2 (403) 543-2186 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2007 through to January 14, 2008 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box . ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 887902104	13D	Page 2 of 5 Pages

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons.

Harold F.G. Elke

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Canada

	8.	Sole Voting Power

		2,854,875

	7.	Shared Voting Power

Number of Shares		0
Beneficially
Owned by Each
Reporting Person With	9.	Sole Dispositive Power

		2,854,875

	10.	Shared Dispositive Power

		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,854,875

CUSIP No. 887902104	13D	Page 3 of 5 Pages

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11)

6.83%

14.	Type of Reporting Person (See Instructions)

IN

Item 1. Security and Issuer.

This statement relates to common shares, without par value, of Titan Trading Analytics Inc., a corporation formed under the laws of the province of British Columbia, Canada (the "Issuer") and continued under the laws of the province of Alberta, Canada, whose principal executive offices are located at Suite 751, 815 – 8th Avenue SW, Calgary, Alberta, T2P 3P2, Canada.

Item 2. Identity and Background.

(a)	Dr. Harold F.G. Elke

(b)	21-6 Street South, Lethbridge, Alberta, T1J 2E1

(c)	Director; Titan Trading Analytics Inc.; software company; Suite 751, 815 – 8th Avenue SW, Calgary, Alberta, T2P 3P2, Canada

(d)	Dr. Harold F.G. Elke has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Dr. Harold F.G. Elke has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or maintaining activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Canadian

Item 3. Source and Amount of Funds or Other Consideration.

On October 15, 2007,  Dr. Elke exercised 82,778 warrants at an exercise price of Cdn.$0.30 per share and acquired 82,778 common shares.  The aggregate amount paid by Dr. Elke from his personal funds was Cdn.$24,833.40.

In a private placement of units (“Units”) of the Issuer that closed on December 7, 2007, with each Unit consisting of one common share and one-half of one common share purchase warrant (“Warrants”), Dr. Elke acquired and registered in the name of Harold Elke, 15,000 common shares and 7,500 warrants.   The aggregate amount paid by Dr. Elke from his personal funds for the Units was Cdn$6,000.  In order to purchase the common shares underlying the warrants, Dr. Elke must pay the exercise price for such securities.

CUSIP No. 887902104	13D	Page 4 of 5 Pages

Item 4. Purpose of Transaction.

In public market transactions and through private placements Dr. Elke acquired a total of 97,778 common shares and a total of 7,500 warrants to purchase common shares. Dr. Elke purchased these securities for investment purposes.

Item 5. Interest in Securities of the Issuer.

(a)
Dr. Harold Elke is the beneficial owner of 2,854,875 common shares, or 6.83% of the Issuer's outstanding common shares as of January 14, 2008, which includes (A) 150,000 common shares issuable pursuant to stock options granted under the Issuer's stock option plan that vest over an 18-month period commencing January 8, 2007 and are exercisable at an exercise price of Cdn$0.30 per share until January 8, 2012; (B) 208,335 common shares underlying warrants that are exercisable any time at an exercise price of Can$0.40 until February 1, 2008; (C) 71,428 common shares underlying warrants that are exercisable any time at an exercise price of Cdn$0.50 per common share until July 31, 2008; (D) 69,445 common shares underlying warrants that are exercisable any time at an exercise price of Can$0.40 until February 1, 2008 held by Harold F.G. Elke Professional Corporation that are deemed to be beneficially owned by Dr. Elke; (E) 28,571 common shares underlying warrants that are exercisable any time at an exercise price of Cdn$0.50 per common share until July 31, 2008 held by Harold F.G. Elke Professional that are deemed to be beneficially owned by Dr. Elke; (F) 428,569 common shares underlying warrants that are exercisable commencing April 13, 2007 at an exercise price of Cdn$0.50 per share until December 12, 2008 held by Harold F.G. Elke Professional that are deemed to be beneficially owned by Dr. Elke, and (G) 7,500 common shares underlying warrants that are exercisable any time at an exercise price of Can$0.60 until December 7, 2009.

(b)	Number of shares as to which such person has:

(i)
Sole power to vote or to direct the vote of 2,854,875 common shares, which includes (1) 150,000 common shares issuable pursuant to stock options under the Issuer's stock option plan; and (2) 813,848 common shares issuable upon the exercise of warrants;

	(ii)	Shared power to vote or to direct the vote of 0 common shares.

(iii)
Sole power to dispose or to direct the disposition of 2,854,875 common shares, which includes (1) 150,000 common shares issuable pursuant to stock options under the Issuer's stock option plan; (2) 813,848 common shares issuable upon the exercise of warrants;

	(iv)	Shared power to dispose or to direct the disposition of 0 common shares.

(c)		Except as described in Item 3 above, Dr. Harold Elke did not effect any transactions in the Issuer’s common shares since the most recent filing of Schedule 13D.

(d)		Not applicable.

(e)		Not applicable.

CUSIP No. 887902104	13D	Page 5 of 5 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

(a)
Dr. Harold Elke may acquire 150,000 common shares issuable pursuant to stock options granted under the Issuer's stock option plan that vest over an 18-month period commencing January 8, 2007 and are exercisable at an exercise price of Cdn$0.30 per share until January 8, 2012;

Dr. Harold Elke may acquire 277,780 common shares underlying warrants that are exercisable any time at an exercise price of Cdn$0.30 per common share until February 1, 2007 and then at Can$0.40 until February 1, 2008;

Dr. Harold Elke may acquire 99,999 common shares underlying warrants that are exercisable any time at an exercise price of Cdn$0.50 per common share until July 31, 2008.

Dr. Harold Elke may acquire 428,569 common shares underlying warrants that are exercisable commencing April 13, 2007 at an exercise price of Cdn$0.50 per share until December 12, 2008.

Dr. Harold Elke may acquire 7,500 common shares underlying warrants that are exercisable commencing December 7, 2007 at an exercise price of Cdn$0.60 per share until December 7, 2009.

Item 7. Material to be Filed as Exhibits.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: January 15, 2008

/s/ Harold F.G. Elke
Harold F.G. Elke